UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 1-14037

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Profit Participation Plan of Moody’s

Corporation

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Moody’s Corporation

7 World Trade Center at 250 Greenwich Street

New York, NY 10007

REQUIRED INFORMATION

The required financial statements are attached to this report.

Profit Participation Plan of Moody’s Corporation

Index to Financial Statements and Exhibits

Pages
(a) Financial Statements

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008	5

Notes to Financial Statements	6-12

Schedule of Assets (Held At End of Year) as of December 31, 2008	13

(Other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.)

Signature	14

(b) Exhibits

23.1 Consent of Independent Registered Public Accounting Firm – KPMG LLP

Report of Independent Registered Public Accounting Firm

To the Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of The Profit Participation Plan of Moody’s Corporation (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i–schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 24, 2009

Profit Participation Plan of Moody’s Corporation

Statements of Net Assets Available for Benefits

(amounts in thousands)

	December 31,
	2008	2007
ASSETS:
Investments, at fair value	$220,589	$307,305
Contributions receivable:
Employer	328	5,236
Participant	449	587

Total contributions receivable	777	5,823

Total assets	221,366	313,128

LIABILITIES:
Contribution refund payable	—	89

Total liabilities	—	89

Net assets available for plan benefits at fair value	221,366	313,039
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,886	328

Net assets available for plan benefits	$223,252	$313,367

The accompanying notes are an integral part of the financial statements.

Profit Participation Plan of Moody’s Corporation

Statement of Changes in Net Assets Available for Benefits

(amounts in thousands)

Year ended December 31, 2008
Additions (reductions) to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(99,030)
Dividends	6,477
Interest	2,652

Total investment loss, net	(89,901)

Contributions:
Participant	21,687
Employer	5,236

Total contributions	26,923

Total reductions, net	(62,978)

Deductions from net assets attributed to:
Benefits paid to participants	27,000
Administrative expenses	137

Total deductions	27,137

Net decrease in plan assets	(90,115)
Net assets available for benefits:
Beginning of the year	313,367

End of the year	$223,252

The accompanying notes are an integral part of the financial statements.

Profit Participation Plan of Moody’s Corporation

Notes to Financial Statements

1. Background and Plan Description

The Profit Participation Plan (the “Plan”) of Moody’s Corporation (“Moody’s” or the “Company”) is a defined contribution plan established to provide a convenient way for eligible employees to save on a regular and long-term basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following summary provides an overview of major Plan provisions and is provided for general information purposes. Employees who participate in the Plan or former employees who have assets in the Plan should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications.

Eligibility

Full-time employees of the Company who are hired or rehired on or after January 1, 2008 are automatically enrolled in the Plan with a 3% deferral rate unless they elect otherwise. The default fund for the automatic deferrals is the Fidelity Freedom Fund that most closely matches the participants’ retirement dates based upon date of birth.

Prior to January 1, 2008, full-time employees of the Company were immediately eligible to participate in the Plan on their date of hire.

Part-time employees are eligible to participate in the Plan when they work at least one thousand hours either during the consecutive twelve-month period following their date of hire, or in any calendar year following employment, and are automatically enrolled in the Plan after January 1, 2008 with a 3% deferral rate unless they elect otherwise.

Contributions

Participants contribute to the Plan by authorizing payroll deductions of their compensation as defined in the Plan. Aggregate participant contributions to the Plan are subject to the overall limit on before-tax contributions imposed by the Internal Revenue Code (the “IRC”) of $15,500 in 2008. Participants’ contributions under the Plan may be made from after-tax earnings and/or from before-tax earnings, the latter form of contribution having the effect of reducing the participant’s current taxable earnings for Federal income tax purposes. In 2007 and prior years, participants were eligible to contribute between 1% and 16% of their compensation, and effective January 1, 2008, participants were eligible to contribute up to 50% of their compensation. The Company makes matching contributions equal to 50% of the first 6% of annual compensation that is contributed to the Plan (the “Company Matching Contribution”). Payroll deductions for participant contributions and the corresponding Company Matching Contribution that are not remitted to the Plan until after year-end are recorded as receivables in the Plan financial statements.

Effective January 1, 2008, the EPS Match was discontinued and replaced with the Moody’s Corporation Global Profit Sharing Plan (“Profit Sharing Plan”), which is a new plan. Under the Profit Sharing Plan, all eligible employees receive a contribution, regardless of whether they participate in the Plan, if the Company’s EPS growth is equal to or greater than 10%. Pursuant to the Profit Sharing Plan, contributions will be made to a tax-qualified defined contribution retirement plan in which the eligible employee participates. For the year ended December 31, 2008, the Company did not achieve the required EPS growth necessary for a contribution under the Profit Sharing Plan. In 2007 and prior years, the Plan provided for additional Company matching contributions based on the Company’s earnings per share (“EPS”) (the “EPS Match”). In 2007, an EPS Match was accrued when the Company’s growth in EPS versus the prior year was greater than 7%. The aggregate EPS Match for all eligible Plan participants was $3.8 million in 2007. These amounts were included in the employer contributions receivable balance in the statement of net assets available for benefits at December 31, 2007 and paid to the Plan in March 2008.

Participants at their discretion may invest their contributions in any, or all, of the investment fund options offered under the Plan, including the Moody’s Corporation Stock Fund but excluding the Dun & Bradstreet Legacy Fund, which has not been open to new investments since 2000.

Employees of the Company who are hired, rehired or who transfer to the U.S. payroll from a non–U.S. location on or after January 1, 2008 are eligible to receive a retirement contribution. The retirement contribution is based upon an eligible employee’s compensation as well as combined age and years of service as defined in the Plan. This contribution is a result of the Company’s defined benefit pension plan being frozen to new participants effective January 1, 2008. Participants that are eligible for the retirement contribution will receive this contribution regardless of whether they contribute to the Plan.

Participant Accounts

A separate account is established and maintained for each Plan participant. Contributions are invested in one or more of the Plan’s investment funds as designated by the participant. Participants are not permitted to invest more than 25% of their current contributions or existing individual account balances into the Moody's Corporation stock fund. Net appreciation or depreciation on Plan investments for a given fund is allocated on a daily basis in proportion to the participant’s account balance in that fund. Interest and dividend income are allocated to participants’ accounts when paid.

Effective January 1, 2008, The Moody’s Corporation Stock Fund (“Stock Fund”) has become an Employee Stock Ownership Plan (ESOP) allowing participants to choose whether any cash dividends paid are reinvested in the Stock Fund or paid to the participant in cash.

Distributions

Upon retirement or other termination of service with the Company, participants become eligible for a lump sum distribution of the vested portion of their account balance. In the case of account balances in excess of $1,000, participants may select a deferred distribution method from various options available under the Plan. Participants’ vested benefits that are less than $1,000 will receive an automatic distribution of their balance. The Plan also permits participant withdrawals due to certain financial necessity to be made out of vested account balances.

Participant Loans

Participants may obtain loans from the Plan, which are collateralized by the participant’s account balance. The Plan limits the total number of loans outstanding at any time for each participant to two general-purpose loans and a principal residence loan. The minimum loan permitted by the Plan is $500 and the maximum permissible amount of all loans outstanding at any time is the lower of 50% of a participant’s vested account balance or $50,000. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points. At December 31, 2008 and 2007, interest rates on participant loans ranged from 5.00% to 11.50% and 5.75% to 11.50%, respectively. Principal and interest is paid ratably by the participants through semi-monthly payroll deductions.

Vested Benefits and Forfeitures

Participants immediately vest in their own contributions to the Plan, as well as any earnings thereon. The Plan provides for vesting in the value of all Company contributions to a participant’s Plan account after three years of service beginning on the participant’s initial employment date with the Company. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65, upon death, or if they become totally and permanently disabled.

Amounts forfeited by nonvested participants who terminated employment during the year ended December 31, 2008 were $0.6 million. Forfeited amounts can be used to reduce future Company contributions and to pay administrative fees of the Plan. During the year ended December 31, 2008, approximately $0.7 million of the cumulative forfeiture pool was used to offset Company contributions and $0.1 million was used to pay administrative fees. As of December 31, 2008 and 2007, the Plan held forfeited amounts totaling $0.2 million and $0.4 million, respectively.

Administration of the Plan

The Plan is administered by the Governance and Compensation Committee of the Board of Directors of Moody’s Corporation, which has delegated certain authority related to the Plan to the Management Benefits and Compensation Committee. Fidelity Management Trust Company (the “Trustee”) is Trustee of the Plan and has custody of the Plan’s assets. During 2006, the Management Benefits and Compensation Committee designated United States Trust Company, National Association, (“Investment Manager”) as the investment manager for the assets of the Plan that consist of shares of Moody’s common stock held in the Moody’s Corporation Stock Fund.

Plan Termination

While the Company has not expressed any intent to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the IRC which state that, in such event, all participants of the Plan shall become fully vested in the employer contributions credited to their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting. For financial statement purposes, participant withdrawals and distributions (“Benefit Payments”) are recorded when paid. At December 31, 2008, all Benefit Payments processed and approved for payment had been paid by the Plan.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. SFAS No. 157 is expected to increase the consistency of fair value measurements and applies only to those measurements that are already required or permitted to be measured at fair value by other accounting standards. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 (“FSP FAS 157-2), which partially defers the effective date of SFAS No. 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. The Plan implemented SFAS No. 157 as of January 1, 2008 and the implementation did not have a material effect on the Plan’s financial statements. The disclosures required under SFAS No. 157 are set forth in Note 3 to the financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles ”. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. SFAS No. 162 became effective in November 2008, which was 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The implementation of SFAS No. 162 did not have a material effect on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Statements of Net Assets Available for Benefits and disclosures at the date of the financial statements and the reported amounts of additions (reductions) and deductions in the Statement of Changes in Net Assets Available for Benefits. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options consisting of common stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate fluctuations, market conditions and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in valuations in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Plan participants that are invested in the Moody’s Corporation Stock Fund are exposed to market risk in the event of a significant decline in the value of Moody’s Corporation common stock.

Investment Valuation

Moody’s Corporation common stock and The Dun & Bradstreet Corporation common stock are stated at the market value determined by the closing quoted price for the companies’ common stock on the last business day of the year. Investments in mutual funds are valued at quoted market prices based on the net asset value of the shares held by the Plan on the last business day of the year and generally are based on the fair value of the underlying assets. Common trust funds are valued at the net asset value of the shares held by the Plan on the last business day of the year and generally are based on the fair value of the underlying assets and on information provided by the funds’ managers. Participant loans are shown at their amortized cost which approximates fair value using a discounted cash flow model.

Fully benefit-responsive investment contracts are presented at fair value on the Statement of Net Assets Available for Benefits. The investments in the fully benefit-responsive investment contracts are adjusted to contract value which is equal to the principal balance plus accrued interest as contract value is the amount that participants ordinarily transact at. The fair value of fully benefit-responsive investment contracts is calculated using appropriate methodologies as determined by the investment manager. These methodologies may include a discounted cash flow model which considers recent fee bids as determined by recognized dealers; a recent bid price if quoted market prices are readily available; or a pricing service that incorporates dealer- supplied valuations and valuation models.

Investment Transactions and Investment Income

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Other investment income is recorded as earned on an accrual basis.

Net Appreciation (Depreciation) of Investments

The net appreciation (depreciation) in the fair value of plan investments presented in the Statement of Changes in Net Assets Available for Benefits consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

3. Fair Value Measurements

On January 1, 2008, the Plan implemented the provisions of SFAS No. 157 which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The determination of this fair value is based on the principal or most advantageous market in which the Plan could commence transactions and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance. Also, determination of fair value under SFAS No. 157 assumes that market participants will consider the highest and best use of the asset.

SFAS No. 157 establishes a fair value hierarchy whereby the inputs contained in valuation techniques used to measure fair value are categorized into three broad levels as follows:

•	Level 1: quoted market prices in active markets that the reporting entity has the ability to access at the date of the fair value measurement;

•

Level 2: inputs other than quoted market prices described in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments:

	December 31, 2008
(dollar amounts in thousands)	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Employer-related common stock funds	$16,539	$—	$—	$16,539
Common trust funds	—	79,166	—	79,166
Mutual funds	122,137	—	—	122,137
Participant loans	—	—	2,747	2,747

Total investments measured at fair value	$138,676	$79,166	$2,747	$220,589

The Plan’s valuation methodology used to measure the fair values of employer-related common stock and mutual funds were derived from quoted market prices as these instruments and their underlying investments have active markets. The valuation methodology for the common trust funds is based on the fair value of the underlying investments as determined by the investment manager using quoted prices in active markets or other significant inputs that are deemed observable. The valuation methodology for the fully benefit-responsive common trust fund is detailed in Note 4 below. Participant loans are shown at their amortized cost which approximates fair value using a discounted cash flow model.

The table below is a summary of changes in the fair value of the Plan’s level 3 assets:

(in thousands)	Year Ended December 31, 2008
Participant loans:
Balance as of January 1	$2,590
Issuances, repayments and settlements, net	157

Balance as of December 31	$2,747

4. Investments, at fair value

The Plan’s assets are invested in various common trust funds, common stock funds and mutual funds as described below. Individual investment balances that represent 5% or more of net assets are listed separately as of the applicable date.

(in thousands)	December 31,
	2008	2007
Employer-related common trust funds:
Fidelity U.S. Equity Index Commingled Pool	$32,692	$53,429
Fidelity Managed Income Portfolio II (1)	46,474	43,242

Total	79,166	96,671

Common stock funds:
Moody’s Corporation Stock Fund (2)	14,122	27,413
Common stock funds individually less than 5% of net assets (3)	2,417	3,245

Total	16,539	30,658

Mutual funds:
Fidelity Diversified International Fund	16,493	32,747
Fidelity US Bond Index Fund	16,724	—
PIMCO Total Return Fund	17,883	—
Spartan Extended Market Index Fund	—	16,964
Spartan International Index Fund	—	15,649
Fidelity Mid-Cap Stock Fund	12,111	23,863
Mutual funds individually less than 5% of net assets	58,926	88,163

Total	122,137	177,386

Participant loans	2,747	2,590

Total Investments at fair value	$220,589	$307,305

(1)	Fully benefit-responsive investment contract; contract value was $48,360 and $43,570 at December 31, 2008 and 2007, respectively.
(2)	Represents 687,076 and 752,620 shares of Moody’s Corporation common stock and $319 and $551 in cash at December 31, 2008 and 2007, respectively.
(3)	Represents 30,095 and 35,469 shares of Dun & Bradstreet Corporation common stock and $93 and $101 in cash at December 31, 2008 and 2007, respectively.

The Plan’s investments depreciated in value (including realized and unrealized gains and losses) as follows:

(in thousands)	Year Ended December 31, 2008
Mutual funds	$(69,373)
Common trust funds	(19,007)
Employer-related common stock funds:
Moody’s Corporation Stock Fund	(10,354)
The Dun & Bradstreet Legacy Fund	(296)

Net depreciation	$(99,030)

The Fidelity Managed Income Portfolio II (“the Fund”) consists of fully benefit-responsive investment contracts. The Plan’s interest in this investment is calculated by applying the Plan’s ownership percentage in the Fund to the total fair value of the entire Fund. Average annual yields relating to the Fund are presented below:

Average Yields	2008	2007
Based on actual earnings of the Fund	3.40%	4.69%
Based on interest rates credited to participants	3.48%	4.64%

Crediting interest rates on the Fund are determined quarterly and are based on a formula with the issuer, including current economic and market conditions and the general interest rate environment. There is no correlation between future crediting rates and the adjustment from the contract value to the fair value as reported on the statement of net assets available for benefits.

Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fund. Such events could include, but are not limited to, the following: premature termination of contracts by the Fund, Plan termination, bankruptcy, partial plan termination or plan mergers, early retirement incentives that could cause significant withdrawals from the Plan and failure of the Plan to qualify under the applicable sections of the IRC. The Company does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.

5. Related Party Transactions

Certain Plan investments are managed by the Trustee and Investment Manager, and therefore qualify as party-in-interest transactions. The expenses of administering the Plan are paid by the Company except for certain Trustee fees and Investment Manager fees, which are charged to the Plan, and totaled approximately $137,000 for the year ended December 31, 2008. Plan investments in the common stock of the Company also qualify as party-in-interest transactions. At December 31, 2008 and 2007, the Plan held 687,076 and 752,620 shares, respectively, of common stock in Moody’s Corporation, the Plan sponsor, with a cost basis of $19.8 million and $22.1 million, respectively. The Plan earned dividends of approximately $281,000 from Moody’s Corporation common stock during the year ended December 31, 2008.

6. Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated July 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, there is no provision for income taxes recorded in the Plan financial statements.

7. Reconciliation of Financial Statements to Form 5500

(In thousands)	December 31, 2008
Net assets available for benefits:
Financial statements	$223,252
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,886)
Participant loans deemed distributed for Form 5500 reporting	(8)

Form 5500	$221,358

Year Ended December 31, 2008
Benefits paid to participants:
Financial statements	$27,000
Plan year 2007 corrective distributions paid in 2008	88
Participant loans deemed distributed for Form 5500 reporting	8

Form 5500	$27,096

Year Ended December 31, 2008
Total investment income (loss):
Financial statements	$(89,901)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts:
Reversal of prior year	328
Adjustment of current year	(1,886)

Form 5500	$(91,459)

Profit Participation Plan of Moody’s Corporation

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

As of December 31, 2008

(tabular dollar amounts in thousands)

Identity of issuer, borrower or similar party	Maturity date	Annual interest rate	Number of shares/ units/ or principal amount	Current value
Employer-related common stock funds:
* Moody’s Corporation Stock Fund			1,006,405	$14,122
The Dun & Bradstreet Legacy Fund			123,857	2,417

Total				16,539

Common trust funds:
* Fidelity Managed Income Portfolio II **			48,359,577	46,474
* Fidelity U.S. Equity Index Commingled Pool			1,085,744	32,692

Total				79,166

Mutual funds:
* Fidelity U.S. Bond Index Fund			1,549,911	16,724
PIMCO Total Return Fund			1,763,599	17,883
Lazard Emerging Markets Equity Portfolio – Institutional Shares			387,261	4,213
Mainstay Large-Cap Growth Fund			1,815,072	8,077
DWS Real Estate Securities Fund			99,578	1,107
Goldman Sachs Midcap Value Fund			154,743	3,435
* Fidelity Freedom Income Fund			44,493	425
* Fidelity Freedom 2005 Fund			4,681	39
* Fidelity Freedom 2010 Fund			38,291	397
* Fidelity Freedom 2020 Fund			104,832	1,054
* Fidelity Freedom 2030 Fund			94,964	927
* Fidelity Freedom 2040 Fund			201,376	1,126
* Fidelity Freedom 2015 Fund			78,932	676
* Fidelity Freedom 2025 Fund			120,520	992
* Fidelity Freedom 2035 Fund			127,552	1,024
* Fidelity Freedom 2045 Fund			61,621	405
* Fidelity Freedom 2050 Fund			42,654	276
* Fidelity Equity-Income Fund			256,634	7,922
* Fidelity Low-Priced Stock Fund			388,292	8,977
* Fidelity Mid-Cap Stock Fund			775,877	12,111
* Fidelity Diversified International Fund			766,782	16,493
* Spartan Extended Market Index Fund			436,177	9,836
* Spartan International Index Fund			299,847	8,018

Total				122,137

* Participant loans	one month to 10 yrs	5.0% to 11.5%		2,747

				$220,589

*	Investment qualifies as a party-in-interest for the Plan for which a statutory exemption exists.
**	Fully benefit-responsive investment contract

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Governance and Compensation Committee of Moody’s Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFIT PARTICIPATION PLAN OF MOODY’S CORPORATION

By:	/S/ JOSEPH MCCABE

Joseph McCabe
Senior Vice President and Corporate Controller (principal accounting officer and duly authorized officer)

Date: June 26, 2009